Exhibit 2.2
August 15, 2012

Edward W. Withrow III
Parallax Diagnostics, Inc.
2 Canal Park 5th Floor
Cambridge, MA 02141

Attention:	Gardner Williams	President, Chairman
	Edward W. Withrow III	Chairman

Re:           “Amended Letter of Intent for the exchange of shares of Endeavor Power Corp. a Nevada corporation (“EDVP” or the “Company”), for all of the issued and outstanding shares of Parallax Diagnostics, Inc a Nevada corporation, (“PRLX”)”

Gentlemen:

This letter will confirm the following general terms upon which the Boards of Directors of EDVP and PRLX will adopt a Plan and Agreement of Merger (the “Plan of Merger” and “Merger,” respectively), whereby EDVP will exchange shares of its $0.001 par value common voting stock for all of the issued and outstanding shares of PRLX, by the formation and merger of a wholly-owned subsidiary of EDVP with and into PRLX, with PRLX being the surviving corporation and the common shareholders of PRLX being issued shares of common stock of EDVP under the Merger and whereby PRLX will become a wholly-owned subsidiary of EDVP on the closing of the Merger (the “Closing”).  Subject to Board of Directors and a majority approval from the PRLX shareholders approval, if necessary, PRLX shall have effected a merger with EDVP concurrently with the Closing.

We propose that a definitive agreement approved by our respective Boards of Directors be negotiated and executed which will set forth in detail our intent, upon the following general terms and conditions.

A.            The Exchange.

(i)            At or before Closing, EDVP shall cancel 90,375,750 restricted shares.

(ii)           At Closing, EDVP shall issue approximately 90,375,750 shares (the “post-Merger stockholder shares”) or approximately 60% of its post-Merger $0.001 par value common voting stock, in exchange for all of the issued and outstanding shares of PRLX.

(iii)          Pursuant to the Merger, the existing stockholders of EDVP shall own approximately 60,688,148 shares or approximately 40% of the post-Merger issued and outstanding shares of EDVP.

Prior to the closing EDVP will remove all debt-comprising loans from shareholders, directors and associated persons currently outstanding on its books.  EDVP has confirmed that there will be less than $25,000 in third-party vendor debt prior to the closing of the exchange, excluding legal, accounting and auditing costs associated with the Plan of Merger and Merger as it deals specifically with PRLX’s legal, accounting, auditing and expenses associated with the merger. All post merger expenses will be the responsibility of the surviving company.

B.           Definitive Agreement.

The definitive agreement shall include, contain or provide:

(i)
Representations and Warranties.  Customary and usual representations and warranties by the parties, and the principal executive officer of each of the parties shall certify these representations and warranties “to his personal knowledge and information.”

(ii)	Opinions of Counsel. For the delivery at Closing of favorable opinions of counsel for the corporate parties with respect to customary and usual matters of law covered under similar plans and parties.
(iii)         Financial and Other Information.

(a)
The examination and inspection of the books and records of each of the parties prior to Closing; the delivery no later than at Closing of customary schedules listing each party’s material contracts; real and personal properties; pending, threatened and contemplated legal proceedings; employees; assets and liabilities, including contingencies and commitments; and other information reasonably requested;

(b)
Each of the parties to provide annual audited financial statements and interim un-audited financial statements consisting of a balance sheet and a related statement of income for the period then ended which fairly present the financial condition of each as of their respective dates and for the periods involved, and such audited statements shall be prepared in accordance with generally accepted accounting principles of the United States consistently applied, on Closing, for such period or periods as shall be set forth in the definitive agreement; and

(iv)         Expenses.  In the event of the termination of this Letter of Intent for any reason, prior to the execution of the Plan of Merger, each party shall bear and pay its own costs and expenses and shall indemnify and hold the other parties harmless therefrom.  Following execution and delivery of the Plan of Merger, that agreement will control the rights of the parties in this respect.

(v)          Conduct of Business of EDVP and PRLX Pending Closing.  Until consummation or termination of the Plan of Merger, EDVP, and PRLX will conduct business only in the ordinary course and none of the assets of EDVP or PRLX, shall be sold or disposed of except in the ordinary course of business or with the written consent of the other party.

(vii)        Other.

(a)          EDVP and PRLX shall have received all permits, authorizations, regulatory approvals and third party consents necessary for the consummation of the Closing of the Merger, and all applicable legal requirements shall have been satisfied, including, to the extent required, shareholder approval of the Merger.

(b)          The definitive agreement shall be executed as soon as practicable following the execution of this Amended Letter of Intent; This Amended Letter of Intent will remain effective through November 15, 2012 unless terminated by either party.  The Letter of Intent may be extended past November 15, 2012, by written approval from both parties.

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(c)          The Boards of Directors of EDVP and PRLX shall have approved the definitive agreement. The Shareholders of PRLX shall have approved the definitive agreement

(e)          All notices or other information deemed required or necessary to be given to any of the parties shall be given at the following addresses.

Endeavor Power Corp.
Attn: Gardner Williams
84 Winnisimmet Drive
Chelsea, MA 02150

Parallax Diagnostics, Inc.
Attn:  Edward W. Withrow III
2 Canal Park 5th Floor
Cambridge, MA 02141

(f)           No finder’s fee or similar payment with respect to the Plan of Merger shall be paid by either party.

(g)          The definitive agreement shall contain customary and usual indemnification and hold harmless provisions.

(h)          The transactions which are contemplated herein, to the extent permitted, shall be governed by and construed in accordance with the laws of the State of Nevada.

(i)           Each party and its agents, attorneys and representatives shall have full and free access to the properties, books and records of the other party (the confidentiality of which the investigating party agrees to retain) for purposes of conducting investigations of the other party.

(j)	The substance of any public announcement with respect to the exchange, other than notices required by law, shall be approved in advance by all parties or their duly authorized representatives.

(k)
In the event of the abandonment of this Letter of Intent prior to the execution of the Plan of Merger, each party shall bear and pay its own costs and expenses and shall indemnify and hold the other parties harmless therefrom.  Following execution and delivery of the Plan of Merger, that agreement will control the rights of the parties in this respect.

This Letter of Intent merely evidences the intention of the parties hereto and is not intended by any party to be legally binding.  The proposed agreement contemplated herein may be terminated in writing only by any of the parties at any time prior to the execution of the definitive agreement, which shall be controlling thereafter.

C.           Counterparts.  This Letter of Intent may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

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D.           Confidentiality.  By its execution hereof, EDVP acknowledges to and agrees with PRLX that in the exercise of the several rights granted to it pursuant to this Letter of Intent, EDVP, and/or its agents and affiliates, may become familiar with or aware of certain Confidential Information (as such term is hereinafter defined) disclosed by PRLX or one or more of its officers, directors, employees, shareholders, partners, agents or representatives (each of such relationships being defined herein as an “Affiliate”).   Accordingly, EDVP hereby agrees that any and all Confidential Information disclosed or furnished to it or to any of its Affiliates, by PRLX or any of its Affiliates, is and shall remain proprietary to PRLX.  Neither EDVP, nor any Affiliate of EDVP, shall have any rights to distribute or divulge any of such Confidential Information to any third party, other than its legal, financial, accounting and auditing advisors, without PRLX’s prior consent, or to use any of such Confidential Information in any way detrimental to PRLX or any of its Affiliates, or in any way which would otherwise destroy, injure or impair any of PRLX’s or its Affiliates’ rights in or in respect of any such Confidential Information including, without limitation, by using any of such Confidential information to solicit away from PRLX any of its employees, contractors, customers or vendors or other business relationships, or to establish or assist any person or entity which is or will be, directly or indirectly, in competition with PRLX.  For purposes of this Agreement, the term “Confidential Information” shall mean any and all proprietary information belonging to PRLX, whether tangible or intangible, written or oral, including, without limitation, any intellectual property rights, books and records, computer software and files, lists of (or proprietary information concerning) its customers, suppliers, vendors and other business relationships, and any other item which may properly be classified as a protected trade secret.  EDVP expressly agrees and understands that its agreement to abide by the provisions of this Section D constitute a material part of the consideration inducing PRLX to enter into this Letter of Intent and consider the transactions contemplated herein, and that any violation of such provisions could create immediate and irreparable harm to PRLX.  In the event of any breach of this Section D, the parties hereby agree that, in addition to whatever other remedies may be available to PRLX, it shall be entitled to seek injunctive and other equitable relief, and PRLX hereby waives any bonding or other requirement as a precursor thereto.

If the foregoing correctly sets forth the substance of the understanding of the parties, please execute this Letter of Intent in duplicate, retain one copy for your records, and return one to Parallax Diagnostics, Inc. in care of Edward W. Withrow III at 2 Canal Park 5th Floor Cambridge, MA 02141.

SIGNATURES ON THE NEXT PAGE

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Accepted this 15th day of August 2012

Very truly yours,

/s/ Gardner Williams
Gardner Williams
President
Endeavor Power Corp.

Accepted this 15th day of August 2012

Very truly yours,

/s/ Edward W. Withrow III
Edward W. Withrow III
Chairman
Parallax Diagnostics, Inc.

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EXHIBIT “A”

The following deliverables must be delivered to each party as part of the execution of the Plan of Merger.

•	Agreement and Plan of Merger and related documentation.

•	Execution of Closing documents by officers and directors of EDVP and PRLX.

	-	EDVP officer and director will offer resignations.
	-	Cancellation of Shares.

•	Post-Plan of Merger filings are made, with the following agencies (usually takes 7 to 10 business days).

	-	Articles of Merger.
	-	Certificate of Designation – define rights, title, and preferences for classes of stock or warrants that are authorized (pre-Plan of Merger task).

•	Order and issue new share certificates;

•	Current Report on Form 8-K reflecting consolidated, combined financial statements of EDVP and PRLX, as filed with the SEC; and

•	PRLX audited and unaudited Financial Statements for the most recent required periods; and

•	Pro forma combined balance sheet taking into consideration the Plan of Merger.

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